Man Group plc
22 January 2008

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 21 January 2008, the Net Asset Value of Man AHL Diversified Futures Ltd was US$35.59.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	-0.53%
Last 12 months	+18.0%
Annualised return since inception	+13.5%

Contacts:

Kevin Hayes	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

Man Group plc
8 January 2008

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 7 January 2008, the Net Asset Value of Man AHL Diversified Futures Ltd was US$34.57.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+1.41%
Last 12 months	+18.0%
Annualised return since inception	+13.5%

Contacts:

Kevin Hayes	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

This notification relates to a transaction to be notified in accordance with DTR 3.1.4R(1)(a)

Over 17th and 18th January 2008, Mr. Stanley Fink, non-executive Deputy Chairman sold a total of 2,605,000 ordinary shares of 3 3/7 US cents each in Man Group plc, at an average price of 513.8967 pence per share. Following this transaction, Mr. Stanley Fink is deemed to be interested in a total of 11,900,010 Man Group plc ordinary shares representing approximately 0.694% of the Company's issued share capital.

This notification relates to a transaction to be notified in accordance with DTR 3.1.4R(1)(a)

On 23rd January 2008 the following share transaction was completed by a director of Man Group plc. Man Group plc was informed of the transaction on that date.

Dugald Eadie:

Shares acquired: 12,500 ordinary shares of 3 3/7 US cents each at a price of 493.985 pence per share.

Following the above transaction Dugald Eadie is deemed to be interested in a total of 340,187 Man Group plc ordinary shares, representing approximately 0.0198% of the Company's issued share capital.

END